UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

ADC Therapeutics SA

(Name of Issuer)

Common Shares, par value CHF 0.08 per share

(Title and Class of Securities)

H0036K147

(CUSIP Number)

Stephen Evans-Freke

Auven Therapeutics Holdings L.P.

171 Main Street

Road Town

Tortola

British Virgin Islands VG1110

(340) 779-6908

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON A.T. Holdings II Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 76,911,712 common shares of ADC Therapeutics SA (the “Issuer”) outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2022.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON C.T. Phinco Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 18,330,548
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,330,548
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON ADC Products Switzerland Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,684,940
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,684,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,684,940
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics General L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Stephen Evans-Freke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Peter B. Corr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

AMENDMENT NO. 4 TO SCHEDULE 13D

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by A.T. Holdings II Sàrl (“A.T. Holdings II”), C.T. Phinco Sàrl (“C.T. Phinco”), ADC Products Switzerland Sàrl (“ADC Products”), Auven Therapeutics Holdings L.P. (“Auven Therapeutics”), Auven Therapeutics General L.P. (“Auven Therapeutics General”), Auven Therapeutics GP Ltd. (“Auven Therapeutics GP”), Stephen Evans-Freke and Peter B. Corr (collectively, the “Reporting Persons”) on May 29, 2020, as amended by Amendment No. 1 filed on October 13, 2020, Amendment No. 2 filed on December 8, 2022, and Amendment No. 3 filed on December 9, 2022. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

During the Forbearance Period as defined in Item 6 below, the Reporting Persons do not anticipate disposing of any Common Shares they beneficially own in open market transactions.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 22, 2022, A.T. Holdings II, as Borrower under the Credit and Security Agreement, Oaktree Fund Administration, LLC, as Agent under the Credit and Security Agreement, and the lenders party to the Credit and Security Agreement (the “Lenders”) entered into a Forbearance Agreement pursuant to which the Lenders agreed with respect to the failure to pay at maturity and the non-compliance with the loan to value covenant (the “Specified Defaults”) not to pursue foreclosure proceedings against the Common Shares pledged as collateral by A.T. Holdings II before January 20, 2023 (the “Forbearance Period”), in order to allow the parties to the Credit and Security Agreement additional time to conclude ongoing negotiations and document any resulting agreement with respect to such restructuring of the Credit and Security Agreement. There can be no assurance that the parties will come to any agreement regarding such restructuring solutions. If no agreement is reached between the parties, or if A.T. Holdings II defaults on its obligations under the Forbearance Agreement, or a default or event of default, other than a Specified Default, under the Credit and Security Agreement occurs, the Lenders may immediately institute foreclosure proceedings against the Common Shares pledged as collateral by A.T. Holdings II.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 22, 2022

A.T. HOLDINGS II SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director

By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director

C.T. PHINCO SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Class A Manager

By:	/s/ Luis Tavares
Name:	Luis Tavares
Title:	Class B Manager

ADC PRODUCTS SWITZERLAND SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director

By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director

AUVEN THERAPEUTICS HOLDINGS L.P.

By:	Auven Therapeutics General L.P., its general partner

By:	Auven Therapeutics GP Ltd., its general partner

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

AUVEN THERAPEUTICS GENERAL L.P.

By:	Auven Therapeutics GP Ltd., its general partner

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

AUVEN THERAPEUTICS GP LTD.

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

By:	/s/ Stephen Evans-Freke

By:	/s/ Peter B. Corr